April 28, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attention:	Jenn Do
Daniel Gordon

Re:	Moderna, Inc.
Form 10-K for the fiscal year ended December 31, 2022
Filed February 24, 2023
File No. 1-38753

Ladies and Gentlemen:

On behalf of Moderna, Inc. (the “Company”), please find below the Company’s response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated April 20, 2023 (the “Comment Letter”) and pertaining to the Company’s above-referenced Annual Report on Form 10-K.

The Staff’s comment as reflected in the Comment Letter is reproduced in italics below, and the corresponding response of the Company is shown below the comment.

1.You disclose on page 105 that the increases in cost of sales during 2022 “were mainly due to write-downs for excess and obsolete inventory related to our COVID-19 vaccines, unutilized manufacturing capacity and losses on firm purchase commitments of raw materials, driven by a shift in product demand, as well as a catch-up royalty payment of $400 million to the National Institute of Allergy and Infectious Diseases” (NIAID). We note the following:

•The inventory write-down of $1.3 billion is not quantified until page 136 – wherein you have also disclosed that write-downs were “immaterial” in 2021 and 2020 – and the nature is not described. However, the fourth quarter of 2022 earnings release indicates that the write-downs are “related to COVID-19 products that have exceeded or are expected to exceed their approved shelf-lives prior to being used”.
•The unutilized manufacturing capacity charge is not quantified nor is its nature described. The fourth quarter of 2022 earnings release indicates that the charge is $776 million.

Given the materiality of cost of sales to your income from operations and net income and the concerns presented in the foregoing bullets, please revise the future disclosures in your filings as applicable to provide: i) more prominent quantitative information of such significant charges and a fulsome description of the facts and circumstances that have resulted in these charges; and ii) an informative discussion of the trends and factors you are experiencing that would help a reader better understand the appropriateness of such charges as your operations and jurisdictions are transitioning toward endemic seasonal market environments for your products. For example, because the inventory write-down was $1.3 billion in 2022 compared to being immaterial in 2021, your disclosure should quantify the shelf-life of your COVID-19 vaccines, the remaining shelf-life of the inventory on the books as of December 31, 2022, etc.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and will revise its disclosures accordingly in its future filings, as applicable. To the extent material, we will provide additional information in response to the Staff’s comment commencing with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.

We hope that the foregoing is responsive to the Staff’s comment. If you have any questions or comments about this letter or need any further information, please contact Angelo Amico, the Company’s Chief Accounting Officer and Global Controller at angelo.amico@modernatx.com or (781) 439-2282.

Sincerely,

/s/ James Mock
James Mock
Chief Financial Officer

cc: Angelo Amico, Chief Accounting Officer and Global Controller
Shannon Thyme Klinger, Chief Legal Officer